"PUBLIC"

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 48204

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING __01/01/2019__ AND ENDING __12/31/2019__
                                       MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WESTPORT FINANCIAL SERVICES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3001 SUMMER STREET, FLOOR 3
(No. and Street)

STAMFORD	CONNECTICUT	06905
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JEANNE R. HELLER   (203) 653-2432
                                              (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WITHUM SMITH+BROWN, PC
(Name – *if individual, state last, first, middle name*)

1411 BROADWAY, 9TH FLOOR	NEW YORK	NY	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

 ✔ Certified Public Accountant

 Public Accountant

 Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)   **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, JEANNE R. HELLER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WESTPORT FINANCIAL SERVICES, LLC, as of DECEMBER 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Jeanne R Heller

Signature

PRESIDENT

Title

Lori Dufour

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LORI A. DUFOUR
NOTARY PUBLIC
FAIRFIELD COUNTY
MY COMMISSION EXPIRES NOV. 30, 2023

Westport Financial Services, L.L.C.
(A Wholly Owned Subsidiary of Willis Towers Watson Public Limited Co.)

Statement of Financial Condition
December 31, 2019

Westport Financial Services, L.L.C.

Contents

withum
ADVISORY TAX AUDIT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management and Member of
Westport Financial Services, L.L.C.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Westport Financial Services, L.L.C. (the "Company"), as of December 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

WithumSmith+Brown, PC

We have served as the Company's auditor since 2014.

New York, NY

February 25, 2020

Westport Financial Services, L.L.C.

Statement of Financial Condition
December 31, 2019

ASSETS	
Cash	$1,872,770
Receivable from Parent	166,039
Prepaid expenses	2,485
TOTAL ASSETS	**$2,041,294**
LIABILITIES AND MEMBER'S EQUITY	
LIABILITIES	
Commissions payable	$219,330
Deferred compensation liability	22,445
TOTAL LIABILITIES	241,775
MEMBER'S EQUITY	1,799,519
TOTAL LIABILITIES AND MEMBER'S EQUITY	**$2,041,294**

The accompanying notes are an integral part of these financial statements.

Westport Financial Services, L.L.C.

Notes to Financial Statements
December 31, 2019

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1. **Organization**

Westport Financial Services, L.L.C. (the "Company") is wholly owned by Westport HRH, L.L.C., which is owned by Willis North America Inc. (together the "Parent"). The Company is a limited liability company formed under the Delaware Limited Liability Company Act. The Company is a broker-dealer registered with the Securities and Exchange Commission pursuant to the Securities and Exchange Act of 1934, is a member of the Financial Industry Regulatory Authority, Inc. (FINRA), and is licensed to provide for the sale of variable annuities, individual variable life, variable corporate-owned life insurance, variable bank-owned life insurance and mutual funds.

2. **Significant Accounting Policies**

Basis of Presentation
The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The statement of financial condition represents the operating assets and liabilities of the Company. All revenues and expenses in the statement of operations have been taken from the separate records or identified costs maintained by the Company with the exception of the allocation of certain expenses incurred by the Parent for the benefit of the Company. The Parent provides the Company with management, accounting, and recordkeeping services, and allocates a relevant portion of these costs to the Company. Therefore, the Company's accompanying financial statements may not be representative of the conditions that would have existed or the results of operations if the Company had been operated as an unaffiliated entity.

Cash
The Company maintains its cash balance in a bank account with one financial institution. At various times throughout the year, the Company maintained cash balances in excess of Federal Deposit Insurance Corporation insured limits. The Company has not experienced any losses on such accounts.

Westport Financial Services, L.L.C.

Notes to Financial Statements
December 31, 2019

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2. Significant Accounting Policies (continued)

Income Taxes

The Company's owner, the Parent, is required to take into account each item of the Company's income, gain, loss, deduction, and credit for the taxable year. The policy of the Parent is to allocate its consolidated tax provision or benefit, if any, to the members of the consolidated group based upon their respective contributions to the consolidated taxable income for financial reporting purposes. This allocation results in a distribution to the Parent in lieu of reporting the tax in the Company's financial statements using the separate return basis method. This allocation method has not changed since the prior year. The Parent allocated a tax expense of $15,339 for the year ended December 31, 2019. The Company is a single member LLC that has not elected to be treated as a corporation and accordingly is not subject to United States federal income tax at the entity level, but is subject to limited state income taxes. The Company therefore does not recognize the allocated tax expense from the Parent as there is no formal tax sharing agreement with this member.

Use of Estimates

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Recent Accounting Pronouncements

In February 2016, The FASB issued ASU No. 2016-02, Leases ("ASU 2016-02"). This update requires all leases with a term greater than 12 months to be recognized on the balance sheet through a right of use asset and a lease liability and the disclosure of key information pertaining to leasing agreements. The Company adopted this new guideline as of January 2019. The adoption of this standard had no impact on the Company's financial statements and related disclosures.

Westport Financial Services, L.L.C.

Notes to Financial Statements
December 31, 2019

3. Revenue from Contracts with Customers

Revenue Recognition

ASC Topic 606, *Revenue from Contracts with Customers* ("ASC Topic 606") requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

As of January 1 and December 31, 2019 the Company had no accounts receivable, contract assets or contract liabilities.

Significant Judgment(s)

Revenue from contracts with customers includes insurance commissions. The recognition and measurement of revenue is based on contractual terms with the insurance carrier. Significant judgment is required to determine the commission amount which is often asset-based; whether constraints on variable consideration should be applied due to uncertain future events; and the timing of new case revenue recognition as performance obligations continue until commissions are received and processed by the carrier.

3. Revenue from Contract with Customers (continued)

Insurance Commissions

The principle sources of revenue are first year and renewal commissions on Private Placement Variable Universal Life. The Company may receive commissions paid by the carrier at the inception of the policy or over time for as long as the policy remains active. The Company believes that its sole performance obligation is the sale of new policies and as such its obligation is fulfilled on the date of issuance. Any initial commissions are known, fixed amounts and are recognized on the issuance date. Periodic renewal commissions are variable amounts and are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved (typically, at a point in time that cannot be determined in advance due to the determination of a policy asset value). These amounts are recognized monthly, quarterly, or annually, depending upon the terms of the specific agreement. The uncertainty of these variable amounts is dependent on the value of assets at future points in time and are influenced by market conditions.

Costs to Obtain a Contract with a Customer

The Company incurs costs to obtain revenue contracts with its customers, such as commission expenses paid for obtaining new contracts. The Company applies the practical expedient to these incremental costs and expenses the costs of obtaining a contract when incurred.

4.	**Related-Party Transactions**	*Allocated expenses*

The Parent provides the Company with management office space, accounting, and recordkeeping services and allocates these costs to the Company. The Company recorded $393,065 of allocated management and administration expense for the year ended December 31, 2019. At December 31, 2019, the Company recorded a receivable of $166,039 to the Parent for allocated management and accounting services. Income taxes are paid directly by the Parent and are allocated to the Company (see Note 2). The Company made a distribution to the Parent of $15,339 on January 31, 2020.

Deferred Compensation Plan
The Parent maintains a deferred compensation plan (the "Plan") for the benefit of employees. The Plan is funded at the discretion of employees, as defined in the Plan. The Company accrues amounts due to its employees under the Plan. As of December 31, 2019, the liability was $22,445. The offsetting assets are recorded as a receivable due from the Parent.

The Company's accompanying financial statements may not be representative of the conditions that would have existed or the results of operations if the Company operated as an unaffiliated company.

5.	**Concentrations**	For the year ended December 31, 2019, the Company had commission income from the product of one insurance carrier that accounted for approximately 94% of total commission income. In addition, for the year ended December 31, 2019, approximately 99% of total commission income, and 99% of total commission expenses, was generated through one third party representative's book of business.

6.	**Exemption from Rule 15c3-3**	The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(1) of that Rule and therefore is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

Westport Financial Services, L.L.C.

Notes to Financial Statements
December 31, 2019

7. **Net Capital Requirement**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 and is required to maintain a minimum amount of regulatory net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn if the resulting net capital would exceed 10 to 1. At December 31, 2019, the Company had net capital of $1,630,995 which was $1,614,878 in excess of its minimum net capital requirement of $16,118.